U.S. SECURITIES AND EXCHANGE
FORM 3                       Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 20(f) of the Investment Company Act of 1949


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                                                                                                                OMB APPROVAL
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                                                                                                           OMB Number:
                                                                                                           Expires:
                                                                                                           Estimated average burden
                                                                                                           hours per response...0.5


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1.  Name and Address of Reporting Person  2.  Date of Event    4.  Issuer Name and Ticker or Trading Symbol
                                          Requiring
 Jonas          Jeffrey           M.      Statement             AVAX Technologies, Inc.
----------------------------------------- (Month/Day/Year)
(Last)          (First)       (Middle)
                                                                AVXT
5353 Sunset Drive                         7/7/97
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                (Street)                                        5.  Relationship of Reporting Person to Issuer    6.  If Amendment,
                                          3.  IRS or Social                 (Check all applicable)                Date of Original
                                          Security Number of                                                      (Month/Day/Year)
Kansas City,      MO            64112     Reporting Person
----------------------------------------- (Voluntary)                X    Director     ____ 10% Owner
(City)         (State)       (Zip Code)                              X    Officer      ____ Other (specify        -----------------
                                                                        (give title
                                                                         below)
                                                                       President & Chief Executive Officer
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                                                                      Table I - Non- Derivative Securities Beneficially Owned

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1.  Title of Security                     2.  Amount of Securities  3.  Ownership Form:           4.  Nature of Indirect Beneficial
    (Instr. 4)                                Beneficially Owned        Direct (D) or Indirect        Ownership (Instr. 5)
                                              (Instr. 4)                (I) (Instr. 5)

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N/A
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.


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                 Table II - Derivative Securities Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative  2. Date             3. Title and Amount of    4. Conversion  5. Ownership       6. Nature of Indirect
   Security (Instr. 4)     Exercisable and     Securities Underlying     or Exercise    form of            Beneficial Ownership
                           Expiration Date     Derivative Security       Price of       Derivative         (Instr. 5)
                           (Month/Day/         (Instr. 4)                Derivative     Security:  Direct
                           Year)                                         Security       (D) or Indirect
                                                                                        (I)  (Instr. 5)
                        ----------------------------------------------
                        Date           Expiration   Title    Amount or
                        Exercisable    Date                  Number of
                                                             Shares
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Non-Statutory Stock     9/1/96 (1)  6/1/03       Common     318,872.50  $1.00 per     D
Option                                           Stock                  share
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Explanation of Responses:

(1) The option is exercisable at a rate of 1/16 per quarter over a four-year period commencing on September 1, 1996. The option expires seven years after such date.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ JEFFREY M. JONAS
________________________________      July 7, 1997
** Signature of Reporting Person         Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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